 FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 26, 2010

FAIRFAX COMPLETES $200 MILLION EQUITY OFFERING

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has completed its previously announced offering of 563,381 subordinate voting shares to a number of institutional investors at a price of $355.00 per share, for aggregate proceeds of approximately $200 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946